UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. _)*
Universal Capital Management, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
913393 10 4
(CUSIP Number)
Michael D. Queen 2601 Annand Drive, Suite 16, Wilmington, Delaware 19808 (302) 998-8824
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 16, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913393 10 4

1.	NAMES OF REPORTING PERSONS
Michael D. Queen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF/OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
3,605,000(1)
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
3,605,000(1)
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,605,000(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.33% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)

Does not include 555,500 shares held directly and indirectly by the reporting person’s wife. The reporting person disclaims beneficial ownership of these securities and disclaims the existence of a group.

(2)	Based upon 13,187,426 shares of the Issuer’s common stock that were outstanding as of March 16, 2012, as disclosed in the Issuer’s Interim Report on Form 8-K, which was filed on March 16, 2012.

ITEM	1. Security and Issuer

The securities to which this Schedule 13D relates are the shares of common stock, par value $0.001 per share (“Common Stock”), of Universal Capital Management, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2601 Annand Drive, Suite 16, Wilmington, Delaware 19808.

ITEM	2. Identity and Background.

(a) This Schedule 13D is filed by Michael D. Queen.

(b) The Reporting Person’s business address is 2601 Annand Drive, Suite 16, Wilmington, Delaware 19808.

(c) The Reporting Person is the Chief Executive Officer and director of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

f) The Reporting Person is a United States citizen.

ITEM	3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 3,600,000 shares of Common Stock in connection with services rendered to the Issuer, and 5,000 shares of Common Stock were purchased for approximately $1,750 on April 4, 2010 using the Reporting Person’s personal funds.

ITEM	4. Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock described in Item 5 for investment purposes or as compensation from the Issuer and not for the purpose or with the effect of changing or influencing the control of the Company or in connection with or as a participant in any transaction having such purpose or effect.

Except as set forth herein, as of the date hereof, there are no plans or proposals that the Reporting Person has that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

The Reporting Person is the Chief Executive Officer and a director of the Issuer.  The Reporting Person reserves the right to take any action enumerated above in the best interests of the Issuer in his role as a member of the board of directors and an officer of the Issuer. On March 20, 2012, the Issuer announced that it entered into a non-binding letter of intent to purchase ProShield™ assets, a product owned by Seitz Technical Products, Inc.

ITEM	5. Interest in Securities of the Issuer.

(a)

The aggregate number of shares of the Common Stock owned beneficially by the Reporting Person is 3,605,000 shares, which represents approximately 27.33% of the outstanding shares of the Common Stock. The percentages in this Item  5(a) are based upon 13,187,426 shares of Common Stock that were outstanding as of March 16, 2012, as disclosed in the Issuer’s Interim Report on Form 8-K, which was filed on March 16, 2012.

(b)

The Reporting Person has the sole power (and no shared power) to vote or dispose of or direct the disposition of the Reporting Person’s Common Stock.

(c)

During the sixty (60) days prior to the filing of this Schedule 13D, the Reporting Person has made no transactions in the Common Stock.

(d)

Not applicable.

(e)

Not applicable.

ITEM	6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The Reporting Persons has no contracts, arrangements or understandings with any other person with respect to any securities of the Issuer.

ITEM	7. Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           March 22, 2012

/s/ Michael D. Queen
Michael D. Queen